UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 16, 2016

uniQure N.V.

Matthew Kapusta, Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of uniQure N.V. (the “Company”), dated September 16, 2016, announcing the receipt by the Company of a letter from NASDAQ notifying the Company that the membership of the Company’s Board of Directors did not satisfy NASDAQ’s independence requirements and providing a cure period to correct such deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: September 16, 2016	By:	/s/ Matthew Kapusta
Matthew Kapusta
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1

Press release of uniQure N.V., dated September 16, 2016, announcing the receipt by the Company of a letter from NASDAQ notifying the Company that the membership of the Company’s Board of Directors did not satisfy NASDAQ’s independence requirements and providing a cure period to correct such deficiency.